

November 16, 2010

Martin B. Oring
Chief Executive Officer
Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy., Suite 120
Henderson, Nevada 89052

      Re: **Searchlight Minerals Corp.**
                 Registration Statement on Form S-3
                 Filed October 18, 2010
                 File No. 333-169993

Dear Mr. Oring:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page 27

1. Assuming you are eligible to use Form S-3, Part I, Item 12(a)(2) of Form S-3 requires you to incorporate by reference specifically "all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (1) above[.]" Your list of documents incorporated by reference, at pages 27-28, appears to be incomplete insofar as it is missing the Form 10-Q for the quarter ended March 31, 2010, filed on May 7, 2010, and the current reports on Form 8-K filed on March 1, 2010 (as amended on March 12, 2010) and May 3, 2010. We note also that you have recently filed your Form 10-Q for the quarter ended September 30, 2010 and Definitive Proxy Materials. Please revise.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jeffrey P. Berg, Esq., Baker & Hostetler LLP

Kenneth M.H. Hoff, Esq., Baker & Hostetler LLP
Facsimile No. (310) 820-8859